UBS Global Asset Management 1285 Avenue of the Americas 12th floor New York, NY 10019-6114 Joseph J. Allessie Deputy General Counsel Tel: 212/882-5961 Fax: 212/882-5472

October 24, 2013

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Ms. Anu Dubey

Re:	The UBS Funds (the “Trust”)
File Nos. 033-47287; 811-06637

Dear Ms. Dubey:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment No. 110 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 29, 2013 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), relating to the UBS Global Sustainable Equity Fund and UBS Asset Growth Fund (each, a “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

UBS Global Sustainable Equity Prospectus:

1.           Comment.  Please move the portion of the Fund’s investment objective relating to investing primarily in the equity securities of non-U.S. issuers to the Fund’s strategy section.

Response.  The requested change has not been made, as the Fund’s investment objective is a fundamental policy that cannot be changed without shareholder approval. This has been the Fund’s investment objective for many years.

2.           Comment.  Please include the 1.00% contingent deferred sales charge (“CDSC”) for Class A shares in the fees and expenses table.

Response.   The requested change has not been made, as the Fund believes that it could be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table, since no shareholder would be charged both a maximum front end sales charge of 5.50% and a CDSC of 1.00%.  The Fund believes that the fee table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1,000,000 or more (i.e., pay no front-end sales charge) and sell such shares within one year of the purchase date—in the waiver of sales charge section of the prospectus is appropriate.

3.           Comment.  In footnote three to the Fund’s annual fund operating expenses table, please disclose whether the Expense Limitation Agreement is a contractual agreement, who may terminate such agreement and whether the Advisor may recoup any waived expenses.

Response.  The Fund’s Expense Limitation Agreement is a contractual agreement. The Fund believes the current disclosure stating that the Expense Limitation Agreement is irrevocable is appropriate because the Expense Limitation Agreement does not contain an expiration date and cannot be terminated without shareholder approval.

4.           Comment.  If the Fund has a contractual Expense Limitation Agreement, please file the Expense Limitation Agreement as an exhibit to the Trust’s next post-effective amendment filing.

Response.  The Expense Limitation Agreement will be filed as an exhibit with the Trust’s next post-effective amendment filing.

5.           Comment.  Under the heading “Example,” please remove the disclosure related to the irrevocable Expense Limitation Agreement and recalculate the estimated costs if such agreement is not contractual.

Response.  The irrevocable Expense Limitation Agreement is contractual and cannot be terminated without shareholder approval.

6.           Comment.  Given that the Fund has “equity” in its name, please add disclosure defining “equity securities” to the “Principal strategies” section as required by Rule 35d-1 of the Investment Company Act of 1940, as amended (“1940 Act”).

Response.  The Fund believes the current disclosure providing that “[i]nvestments in equity securities may include, but are not limited to, dividend-paying securities, common stock and preferred stock of issuers located throughout the world” satisfies the requirements of Rule 35d-1 of the 1940 Act.

7.           Comment.  Under the heading “Principal investments,” please disclose the circumstances pursuant to which the Fund will not invest up to 35% of its assets in U.S. equity securities.

Response.   The Fund believes that it has adequate disclosure in the “Management process” section of the prospectus describing its investment process.  As this policy is not subject to Section 35(d) of the 1940 Act, the Fund does not believe the requested disclosure is necessary.

8.           Comment.  As the Fund includes investments in derivative instruments as part of its principal investment strategy, please clarify how such derivative instruments are valued in terms of the Fund’s 80% policy.

Response.  The value of such derivative instruments is calculated for purposes of the Fund’s principal investment strategy in the same manner that the value of such derivative instruments is calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value.

        9.           Comment.  Please remove technical terms and clarify the meaning of the term “sustainability trends” found under the heading “Management process” in relation to the disclosure pertaining to sustainability screening risk found under the heading “Principal risks.”

Response.  The Fund amended the disclosure to better clarify the meaning of the terms.

10.           Comment.  Under the heading “Risk/return bar chart and table,” please clarify the meaning of the sentence “[l]ife of class performance for the index is as of the inception month-end of each class.”

Response.  The Fund has removed the sentence from the prospectus.

11.           Comment.  Please explain why the Fund’s benchmark, the MSCI World Free ex USA Index (net), is appropriate given that the Fund may invest up to 35% of its net assets in U.S. equity securities.

Response.  As disclosed in footnote two to the average annual total returns table, effective October 28, 2013, the Fund’s performance benchmark changed from the MSCI World Free ex USA Index (net) to the MSCI World Index (net) in connection with changes to the Fund’s investment strategies effective on that date. The Fund believes the MSCI World Index (net) is appropriate because the MSCI World Index (net) measures the equity market performance of 24 developed market countries, including the United States.

12.           Comment.  Under the heading “Tax information” please add disclosure that investing through tax-deferred arrangements will be taxable upon withdrawal.

Response.  The prospectus disclosure has been revised accordingly.

13.           Comment.  Under the heading “Principal investment strategies,” please indicate whether the Fund’s investment objective is fundamental pursuant to Item 9(a) of Form N-1A and, if the Fund’s investment objective is fundamental, please disclose that the Fund’s investment objective cannot be change without shareholder approval. Conversely, if the Fund’s investment objective is not fundamental, please disclose how much notice will be provided to shareholders.

Response.  The requested change has not been made.  Item 9(a) of Form N-1A states “if applicable, state that [the Fund’s] objectives may be changed without shareholder approval.” Since a change in the Fund’s investment objective requires shareholder approval, the Fund’s investment objective does not require additional disclosure.

14.           Comment.  In the last paragraph under the heading “Securities selection,” please disclose the types of fees that the Fund does not pay in connection with its investment in other investment companies advised by the Advisor.

Response.   The Fund does not pay any fees, including investment advisory fees, in connection with its investments in affiliated investment companies.  The Fund believes that the disclosure is accurate as written.

15.           Comment.  Please confirm whether acquired fund fees and expenses should be added to the Fund’s fee table.

Response. The Fund does not currently have any fees to disclose as a result of investment in shares of one or more acquired funds.

16.           Comment.  Under the heading “Flexible pricing,” please add disclosure that 12b-1 fees for Class A shares are paid out of the Fund’s assets on an ongoing basis.

Response.  This disclosure already appears under Class A shares in “Managing your Fund account.”

17.           Comment.  Under the heading “Class A shares,” please add “(12b-1)” when discussing the Class A shares’ annual service fee.

Response.  The prospectus disclosure has been revised accordingly.

18.           Comment.  Pursuant to Instruction 3(a) of Item 12(a)(1) of Form N-1A, please affirmatively state that the Class A sales charge is a percentage of the offering price.

Response.  The Fund believes that this is adequately disclosed under footnote one to the Class A sales charge table in the “Shareholder fees” table and in the disclosure under “Class A shares” and “Class A sales charges” under “Managing your Fund account.”

19.           Comment.  Pursuant to Item 10(a)(1)(iii) of Form N-1A, please move the first sentence on page 24 adjacent to the description of the Advisor’s compensation.

Response.  The prospectus disclosure has been revised accordingly.

20.           Comment.  On the back cover, pursuant to Item 1(b)(1) of Form N-1A, please provide a phone number for investors to call to discuss questions about the Fund.

Response.   The prospectus disclosure has been revised accordingly.

UBS Asset Growth Fund Prospectus:

21.           Comment.  Please include the 1.00% CDSC for Class A shares in the fees and expenses table.

Response.   The requested change has not been made, as the Fund believes that it could be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table, since no shareholder would be charged both a maximum front end sales charge of 5.50% and a CDSC of 1.00%.  The Fund believes that the fee table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1,000,000 or more (i.e., pay no front-end sales charge) and sell such shares within one year of the purchase date—in the waiver of sales charge section of the prospectus is appropriate.

22.           Comment.  In footnote three to the Fund’s annual fund operating expenses table, please disclose whether the Expense Limitation Agreement is a contractual agreement.

Response.  The requested change has not been made. The Fund believes that its current disclosure describing a written agreement appropriately conveys to investors that the Expense Limitation Agreement is a contractual agreement. The disclosure provided in footnote three is standard disclosure for fee waiver/expense reimbursement agreements used throughout the Trust.

23.           Comment.  If the Fund has a contractual Expense Limitation agreement, please file the Expense Limitation Agreement as an exhibit to the Trust’s next post-effective amendment filing.

Response.  The Expense Limitation Agreement will be filed as an exhibit with the Trust’s next post-effective amendment filing.

24.           Comment.  Please ensure the disclosure related to the Fund’s investments in third-party passively managed ETFs under “Principal investments” is consistent with the disclosure with “Securities selection.”

Response.  The Fund has confirmed that the disclosure is consistent.

25.           Comment.  Please remove technical terms and clarify the meaning of the terms “indirect real estate securities,” “maximum exposure target,” “alternative asset class securities” and the location of the Fund’s investments in third-party passively managed ETFs.

Response.  The Fund amended the disclosure to better clarify the meaning of the terms.

26.           Comment.  Please add corresponding risk to the Fund’s investments in alternative asset class securities.

Response.  The only alternative asset classes that the Fund currently intends to invest in as a principal investment are real estate and convertible bonds.  The Fund has included disclosure in the prospectus to describe the specific risks related to real estate securities and REITs and convertible bonds.

27.           Comment.  Please confirm how ETFs fit within the Fund’s allocation of its assets.

Response.  As stated in the principal investment strategies section, the Fund may use ETFs to gain exposure to each asset class.

28.           Comment.  Please disclose the market capitalization, and corresponding risk, of the issuers in which the Fund invests.

Response.   The Fund has added disclosure that the Fund can invest in equity securities of any market capitalization. The Fund already has disclosure regarding limited capitalization risk.

29.           Comment.  Please add mortgage- and asset-backed securities risk disclosure to the principal risks section.

Response.  The Fund has added mortgage- and asset-backed securities to the principal risks section.

30.           Comment.  Please add strategy disclosure if the Fund invests in the securities of smaller capitalization companies, as disclosed under the Fund’s limited capitalization risk.

Response.  The prospectus disclosure has been revised accordingly.

31.           Comment.  Please add disclosure under the Fund’s “Principal investments” heading that the Fund may borrow money from banks to purchase investments for the Fund, as disclosed under the Fund’s leverage risk associated with borrowing.

Response.  The Fund has removed the “leverage risk associated with borrowing” disclosure.  The Fund will not borrow money for investment purposes.

        32.           Comment.  Please clarify whether the Fund’s real estate securities and REITs risk corresponds with the Fund’s investments in “indirect real estate securities.” REITs are not mentioned under “Principal investments.”

Response.  The prospectus disclosure has been revised accordingly.

33           Comment.  Please clarify the term “basis risk” and what imperfect correlation is measured against within the Fund’s tracking error or basis risk for ETFs and derivatives.

Response.  The Fund removed the term “basis risk” from the disclosure. The risk states that imperfect correlation is measured between the ETFs performance and that of the index it is replicating.

34.           Comment.  Under the heading “Risk/return bar chart and table,” please clarify the meaning of the sentence “[l]ife of class performance for the MSCI World Free Index (net) and the GSMI Mutual Fund Index is as of the inception month-end.”

Response.  The disclosure has been revised to clarify that the “Life of class” performance for each index corresponds to the “Life of class” of each class of the Fund.

35.           Comment.  Under the heading “Tax information” please add disclosure that investing through tax-deferred arrangements will be taxable upon withdrawal.

Response.   The prospectus disclosure has been revised accordingly.

36.           Comment.  Under the heading “Principal investment strategies,” please indicate whether the Fund’s investment objective is fundamental pursuant to Item 9(a) of Form N-1A and, if the Fund’s investment objective is fundamental, please disclose that the Fund’s investment objective cannot be change without shareholder approval. Conversely, if the Fund’s investment objective is not fundamental, please disclose how much notice will be provided to shareholders..

Response.  The requested change has not been made.  Item 9(a) of Form N-1A states “if applicable, state that [the Fund’s] objectives may be changed without shareholder approval.” Since a change in the Fund’s investment objective requires shareholder approval, the Fund’s investment objective does not require additional disclosure.

37.           Comment.  Please confirm whether the Fund’s ability to invest in other open-end investment companies advised by the Advisor should be added to the summary section.

Response.  The Fund does not believe that the ability to invest in other investment companies advised by the Advisor needs to be included in its summary based on the Fund’s investment strategies at this time.

38.           Comment.  Under the government securities risk under the heading “Principal Risks,” please add reference to foreign governments.

Response.  The risk relating to investment in foreign governments is included in the Fund’s foreign investing risk.

39.           Comment.  Please confirm whether prepayment or call risk should be added to the summary section.

          Response.  The Fund has confirmed that prepayment or call risk does not need to be added to the summary section at this time as it is not a main risk of investing in the Fund.

40.           Comment.  Please confirm whether references to an Underlying Fund should be mentioned earlier in the Fund’s prospectus.

Response.  The Fund has added disclosure to define the term “Underlying Funds.”

41.           Comment.  Please clarify if the Fund will invest in total return swaps under the principal strategies section.

Response.  The prospectus disclosure has been revised accordingly.

42.           Comment.  Under the heading “Flexible pricing,” please add disclosure that 12b-1 fees for Class A shares are paid out of the Fund’s assets on an ongoing basis.

Response.  This disclosure already appears under Class A shares in “Managing your Fund account.”

43.           Comment.  Under the heading “Class A shares,” please add “(12b-1)” when discussing the Class A shares’ annual service fee.

Response.  The prospectus disclosure has been revised accordingly.

44.           Comment.  Pursuant to Instruction 3(a) of Item 12(a)(1) of Form N-1A, please affirmatively state that the Class A sales charge is a percentage of the offering price.

Response.  The Fund believes that this is adequately disclosed under footnote one to the Class A sales charge table in the “Shareholder fees” table and in the disclosure under “Class A shares” and “Class A sales charges” under “Managing your Fund account.”

45.           Comment.  Pursuant to Item 10(a)(1)(iii) of Form N-1A, please move the second paragraph under the heading “Investment advisor” on page 46 adjacent to the description of the Advisor’s compensation.

Response.  The prospectus disclosure has been revised accordingly.

46.           Comment.  On the back cover, pursuant to Item 1(b)(1) of Form N-1A, please provide a phone number for investors to call to discuss questions about the Fund.

Response.   The prospectus disclosure has been revised accordingly.

UBS Global Sustainable Equity Fund SAI:

47.           Comment. Please add a non-fundamental policy to interpret “across several countries” in restriction viii under the heading “Investment restrictions.”

Response.  The term “across several countries” means that the Fund does not look at industry concentration within one country but across all countries it invests in as required by the 1940 Act.

     48.         Comment. Please confirm whether any portfolio managers receive performance-based fees in connection with other accounts managed.  If so, please disclose separately pursuant to Item 20(a)(3) of Form N-1A.

       Response.  The SAI disclosure has been revised accordingly.

49.           Comment. Please disclose the information required by Item 25(b) of Form N-1A with respect to commissions and other compensations received by affiliated underwriters for the last fiscal year.

Response.  The SAI disclosure has been revised accordingly.

UBS Asset Growth Fund SAI:

50.           Comment. Under the heading “Swaps,” please remove the reference to UBS Global Allocation Fund.

Response.  The SAI disclosure has been revised accordingly.

51.           Comment. Under the heading “Swaps,” please disclose that if the Fund sells or writes swap transactions, the Fund will segregate the full notational amount for purposes of covering the obligation.

Response.  Information regarding how the Fund will segregate assets when entering into swap transactions is provided in the last paragraph under the “Swaps” section.  Specifically, the disclosure states:

…with respect to swaps contracts that provide for the netting of payments, the net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to each swap contract will be accrued on a daily basis and an amount of segregated assets having an aggregate market value at least equal to the accrued excess will be maintained to cover the transactions in accordance with SEC positions.  With respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Fund is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and an amount of segregated assets having an aggregate market value at least equal to the accrued full notional value will be maintained to cover the transactions in accordance with SEC positions.

52.           Comment. Please confirm whether the Fund’s investments in similarly structured pooled investment vehicles includes unregistered funds. If so, please disclose the percentage of assets allocated to unregistered funds and whether this corresponds with the 5% investments in private equity REITS disclosed in the last paragraphs on page 33.

Response.  If the Fund were to invest in similarly structured pooled investment vehicles that were unregistered above 5% of the Fund assets, additional disclosure would be added.

53.           Comment. Please add a non-fundamental restriction related to real estate securities.

        Response.  The Fund has included an explanatory paragraph relating to real estate securities.

54.           Comment. Please confirm whether the Fund has a restriction related to senior securities.

Response.  The SAI disclosure has been revised accordingly.

55.           Comment. Please confirm whether any portfolio managers receive performance-based fees in connection with other accounts managed. If so, please disclose separately pursuant to Item 20(a)(3) of Form N-1A.

Response.  The SAI disclosure has been revised accordingly.

56.           Comment. Please disclose the information required by Item 25(b) of Form N-1A with respect to commissions and other compensations received by affiliated underwriters for the last fiscal year.

Response.  The SAI disclosure has been revised accordingly.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact E. Taylor Brody, Esquire at (215) 564-8071, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary
The UBS Funds